VF 7-2-03

**AM 7-1-2003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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03051250

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING JUN 3 0 2003 SECTION

SEC FILE NUMBER
8- 49301

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING May 1, 2002 (MM/DD/YY) AND ENDING April 30, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Intra Network Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

16079 San Dieguito Road, Suite A-2
(No. and Street)

Rancho Santa Fe, (City) California (State) 92067-6087 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard Simpson (888) 834-8809
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson, CPA
(Name – *if individual, state last, first, middle name*)

5464 Yarmouth Avenue, # 59, (Address) Encino, (City) California (State) 91316 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 07 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Richard Simpson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Intra Network Securities, Inc, as of April 30, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

PRESIDENT

Title

Notary Public


DAVE BANERJEE
Commission # 1360320
Notary Public - California
Los Angeles County
My Comm. Expires Jun 9, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
JUN 3 0 2003
WASH, D.C.
155
SECTION

INTRA NETWORK SECURITIES, INC.

FINANCIAL STATEMENTS
AND
ACCOMPANYING SUPPLEMENTARY INFORMATION

REPORT PURSUANT TO SEC RULE 17a-5(d)

FOR THE YEAR ENDED
APRIL 30, 2003

INTRA NETWORK SECURITIES, INC.

Table Of Contents

BRIAN W. ANSON

Certified Public Accountant

5464 Yarmouth Avenue # 59, Encino, CA 91316 • (818) 342-4299

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Intra Network Securities, Inc.
Rancho Santa Fe, California

I have audited the accompanying statement of financial condition of Intra Network Securities, Inc. as of April 30, 2003 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Intra Network Securities, Inc. as of April 30, 2003 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

This opinion is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Brian W. Anson
Certified Public Accountant
Encino, California
June 26, 2003

INTRA NETWORK SECURITIES, INC.

Statement of Financial Condition
April 30, 2003

ASSETS

Cash	$3,604
Clearing deposit	19,671
Commission receivable	45,380
Property and equipment	
net of accumulated depreciation of $23,964	441
Other assets	21,642
Total assets	$90,738

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:

Accounts payable	$ 22,265
Income taxes payable	800
Total liabilities	23,065

STOCKHOLDERS' EQUITY:

Common stock, 100 stated value per share,	
500 shares authorized, 200 issued and outstanding	20,000
Additional paid in capital	497,092
Retained deficit	(449,419)
Total stockholders' equity	67,673
Total liabilities and stockholders' equity	$90,738

The accompanying notes are an integral part of these financial statements.

INTRA NETWORK SECURITIES, INC.

Statement of Income
For the year ended April 30, 2003

REVENUES:		
Private placement	$	182,749
Mutual funds		3,311
Interest		122
Other income		1,194
Total income		187,376
EXPENSES:		
Outside services	$	102,461
Professional fees		36,983
Clearing fees		42,435
Occupancy		37,493
NASD fees		17,065
Travel and entertainment		11,159
Other operating expenses		37,191
Total expenses		284,787
LOSS BEFORE INCOME TAXES:		(97,411)
INCOME TAX BENEFIT (note 3)		20,842
NET LOSS	$	(76,569)

The accompanying notes are an integral part of these financial statements.

INTRA NETWORK SECURITIES, INC.

Statement of Changes in Stockholders' Equity
For the Year Ended April 30, 2003

	Common Stock	Additional Paid-In Capital	Retained Deficit	Total Stockholders' Equity
Beginning Balance May 1, 2002	$20,000	$358,140	($372,850)	$5,290
Additional paid-in-capital		138,952		138,952
Net loss			(76,569)	(76,569)
Ending Balance April 30, 2003	$20,000	$497,092	($449,419)	$67,673

The accompanying notes are an integral part of these financial statements.

INTRA NETWORK SECURITIES, INC.

Statement of Cash Flows
For the year ended April 30, 2003

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (76,569)
Adjustment to reconcile net loss to net cash used in operating activities:	
Depreciation	734
(Increase) decrease in:	
Commission receivable	(42,249)
Clearing deposit	5,329
Other assets	(21,642)
Increase (decrease) in:	
Accounts payable	14,555
Payroll taxes	(16,498)
Income taxes payable	800
Total adjustments	(58,971)
Net cash used in operating activities	(135,540)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital contributed	138,952
Net cash provided by financing activities	138,952
NET INCREASE IN CASH	3,412
Cash - beginning of period	192
Cash - end of period	$3,604
Supplemental cash flow disclosures	
Interest	$0
Income taxes	$0

The accompanying notes are an integral part of these financial statements.

INTRA NETWORK SECURITIES, INC.

Notes to Financial Statements
April 30, 2003

Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

GENERAL

Intra Network Securities, Inc. (the "Company"), was formed on May 2, 1996, in California. The firm received its independent broker dealer registration on February 25, 1997 and is registered with the National Association of Securities Dealer (NASD) and Securities and Exchange Commission (SEC).

The firm entered into a fully disclosed clearing agreement with First Southwest Company. Since being registered with the NASD, the firm accepts trades in equity issues. Equity trades are accepted on a fully disclosed basis. The Company is also an agent for private placements.

Going Concern

The firm has not been profitable since inception and is reliant on shareholder contributions to maintain operations and regulatory capital.

Summary of Significant Accounting Policies

Securities transactions are recorded on a settlement date basis with related commission income and expenses also recorded on a settlement date basis.

The Company depreciates assets over the estimated useful lives.

Concentrations of Credit Risk

The Company and its subsidiaries are engaged in various trading and brokerage activities in which counter parties primarily include broker-dealer, banks, and other financial institutions. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk.

The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

The firm operates in the state of California from which it derives its revenue.

Comprehensive Income

The Company adopted SFAS No. 130, "Reporting Comprehensive Income," which requires that an enterprise report, by major components and as a single total, the changes in equity. There were no other comprehensive income items for the year ended April 30, 2003.

Note 2: USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the report amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3: INCOME TAXES

The Company incurred accumulated net operating losses of approximately $330,000 for the years since inception through April 30, 2003. The losses (for Federal income tax purposes) can be carried forward a maximum period of fifteen years. The firm has accrued an estimated income tax benefit in the current period of $21,642. For state income tax purposes the losses can only be carried forward 5 Years and at 50% of the loss. The state requires a minimum tax of $800.

Note 4: NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital rule (Rule15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital ($5,000) and the maintenance of a ratio of aggregate indebtedness to net capital not to exceed 15 to 1. At April 30, 2003 net capital was $45,590 and the ratio of aggregate indebtedness to net capital was 0.51 to 1.

Note 5: COMMITMENT AND CONTINGENCIES

The Company leases its office space under a non-cancelable operating lease for three years effective December 1, 2002 and expires December 1, 2005. The future minimum lease payments are as follows:

Year ending	Amount
2004	$36,270
2005	$37,718
2006	$19,229

Note 6: LEGAL MATTER; SUBSEQUENT EVENT

The Company was named as a co-defendant in a civil law suit, which had the potential to become material to the firm. The shareholders' eventually settled the matter on June 23, 2003 without any recourse to the Company.

INTRA NETWORK SECURITIES, INC.

Statement of Net Capital and Reconciliation
Schedule I
April 30, 2003

	Focus 04/30/2003	Audit 04/30/2003	Change
Stockholders' equity, April 30, 2003	$122,955	$67,673	$55,282
Deductions			
Non-allowable assets			
Prepaid expenses, other assets, tax benefits	87,978	21,642	66,336
Property and equipment	538	441	97
Tentative net capital	34,439	45,590	(11,151)
Haircuts:	0	0	
NET CAPITAL	34,439	45,590	(11,151)
Minimum net capital	5,000	5,000	
Excess net capital	29,439	40,590	(11,151)
Aggregate indebtedness	34,216	23,065	11,151
Ratio of aggregate indebtedness to net capital	0.99	0.51	

The differences were caused by year end tax benefit computation, accruals, and reclassification errors.

INTRA NETWORK SECURITIES, INC.

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
April 30, 2003

The Company is exempt from the Reserve Requirement of Rule 15c3-3

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3
April 30, 2003

The Company is exempt from the Rule 15c3-3 as it relates to possession and Control requirements.

The accompanying notes are an integral part of these financial statements.

BRIAN W. ANSON
Certified Public Accountant
5464 Yarmouth Avenue # 59, Encino, CA 91316 • (818) 342-4299

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

Board of Directors
Intra Network Securities, Inc.
Rancho Santa Fe, California

In planning and performing my audit of the financial statements of Intra Network Securities, Inc. for the year ended April 30, 2003, I considered its internal control structure, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures including tests of compliance with such practices and procedures followed by Intra Network Securities, Inc. including test of compliance with such practices and procedures that I considered relevant to objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e). I did not review the practices and procedures followed by the Company (i) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, or (ii) in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including control activities for safeguarding securities, that I consider to be material weakness as defined above. In addition, my consideration of the internal control structure indicated that the Company was in compliance with the conditions of the exemption under Paragraph (k) (2) (B) of Rule 15c3-3, and no facts came to my attention indicating that such conditions had not been complied with during the period. The scope of my engagement did not include the Anti Money Laundering provision of the U.S. Patriot Act.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at April 30, 2003 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Brian W. Anson
Certified Public Accountant
Encino, California
June 26, 2003